FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY)

                                                                                                                                                                                                                                                                9 January 2004

RETIREMENT OF DIRECTOR

At the Company's AGM in July 2003, Lee Abraham, a non-executive director and a member of the Audit and Remuneration Committees, stated his intention to retire from the Board in early January 2004. Accordingly he retired yesterday, 8 January 2004.

James McAdam, Chairman, commented, "Lee Abraham's wise counsel and wide experience of US retailing has been invaluable to the Group. On behalf of the Board I thank him for his contribution during his nine year tenure of office and wish him a long and happy retirement."

Enquiries: James McAdam, Chairman +44 (0) 20 7399 9520

Mike Smith, Brunswick +44 (0) 20 7404 5959

Anna Jones, Brunswick +44 (0) 20 7404 5959

Signet operated 1,708 speciality retail jewellery stores at 3 January 2004; these included 1,103 stores in the US, where the Group trades as "Kay Jewellers", "Jared The Galleria of Jewelry" and under a number of regional names. At that date Signet operated 605 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January, 2004